EXHIBIT 99.1

Equinox Gold Delivers Strong Q1 Financial Results; Scaling a Long-Life Canadian Gold Platform

Average Annual Canadian Production Estimated at Over 500,000 Ounces per Year 2026-2036

VANCOUVER, British Columbia, May 06, 2026 (GLOBE NEWSWIRE) -- (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce its Q1 2026 financial and operating results. The Company’s unaudited condensed consolidated interim financial statements (“Financial Statements”) and related management’s discussion and analysis (“MD&A”) are available for download on the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company’s website at www.equinoxgold.com. All financial figures are in US dollars, unless otherwise indicated.

Darren Hall, CEO of Equinox Gold, commented: “Equinox Gold delivered a solid start to the year, producing 197,628 ounces (“oz”) of gold with cash costs and all-in sustaining costs of $1,633 and $1,950 per oz, respectively. Importantly, our two Canadian operations are ramping up well, with 87,402 oz produced from Canada during the quarter. Based on performance year-to-date and expected improvements through the balance of the year, the Company remains on track to achieve our full-year consolidated production and cost guidance.

“At Greenstone, winter mining rates averaged 180,248 tonnes per day (“tpd”) and mill throughput averaged 24,544 tpd during the quarter, with more than half of operating days exceeding nameplate capacity, demonstrating quarter on quarter improving performance. While mining productivities improved through Q1, volumes tracked slightly below plan due to severe winter conditions which affected mine sequencing, resulting in lower grades processed and production of 60,338 ounces of gold. As we move out of winter and mining productivity continues to advance, we expect to realign with the mine plan and see grades improve through the year.

“At Valentine, the team delivered a solid first full quarter of operations despite a severe winter in Newfoundland. The region experienced unusually challenging winter conditions during the quarter, which impacted mining rates and the timing of access to planned ore zones, resulting in production of 27,064 ounces of gold. Despite these conditions, the process plant performed well, averaging 6,192 tonnes per day, or 90% of nameplate capacity, for the quarter and exceeding nameplate capacity in both February and March, a testament to the team and quality of the plant.

“We are following up on new mineralization discovered at Valentine during our 2025 drill program while advancing plans for the Phase 2 expansion, which together are expected to drive higher production and extend the mine life.

“We advanced our pipeline of growth projects during the quarter, outlining plans for the Valentine Phase 2 expansion, advancing engineering and environmental studies for Castle Mountain, and continuing exploration, engineering and community dialogue at Los Filos. Collectively, these projects could add up to 500,000 ounces of annual production, delivering significant shareholder value.

“With strong cash flow from our operating mines and completion of the sale of our Brazil assets in January, we were able to repay $990 million of debt during the quarter, initiate a share buyback program and pay our inaugural quarterly dividend of $0.015 per share on March 26. Subsequent to quarter-end, following meaningful deleveraging and improved financial strength, we refinanced our revolving credit facility on improved terms, enhancing liquidity, flexibility, and our overall cost of capital. The Board also approved a second quarterly dividend of $0.015 per share, payable on June 5, 2026 to shareholders of record on May 21, 2026. Our focus is clear: delivering long-term shareholder value through operational excellence, disciplined capital allocation and successful delivery of our organic growth pipeline. We look forward to providing additional updates as the year unfolds.”

Q1 2026 Highlights

  Produced 197,628 ounces of gold, including 60,338 oz from Greenstone, 27,064 oz from Valentine, 13,174 oz from Mesquite and 81,280 oz from Nicaragua, all of which were included in the Company’s 2026 guidance of 700,000 to 800,000 ounces, as well as 2,299 oz from Castle Mountain (collectively, “Continuing Operations”); produced 13,473 oz from the Brazil Operations, which were sold on January 23, 2026, and are presented as “Discontinued Operations” in the Company’s quarterly filings
  Sold 199,217 ounces of gold from All Operations1 at an average realized gold price of $4,604 per oz
  Cash costs of $1,633 per oz and all-in sustaining costs (“AISC”) of $1,950 per oz for All Operations2
  Cash flow from All Operations before changes in non-cash working capital of $341.0 million
  Mine-site free cash flow from All Operations before changes in non-cash working capital of $408.9 million2
  Revenue from Continuing Operations of $861.6 million
  Adjusted EBITDA from All Operations of $527.2 million2
  Income from mine operations from Continuing Operations of $438.8 million
  Net income from All Operations of $310.1 million or $0.39 per share (basic)
  Adjusted net income from All Operations of $234.0 million or $0.30 per share2
  Completed the sale of the Aurizona, RDM and Bahia Complex mines in Brazil (“Brazil Operations”) for up to $1.015 billion
  Extinguished and repaid $988.6 million of debt
  Paid dividends to shareholders of $11.8 million ($0.015 per share) on March 26, 2026
  Cash and equivalents (unrestricted) of $363.0 million at March 31, 2026
  Net debt of $77 million (excluding convertible debentures)2,3 and available liquidity of $923 million3 at April 30, 2026
  Canadian production estimated at 543,000 ounces per year from 2026-2036 (see March 30, 2026 news release)
    Greenstone: Average 320,000 ounces per year from 2026-2036; opportunities for mine life extension and production growth from underground mineral resources, near-mine and regional deposits and mill throughput increase
    Valentine: Average 223,000 ounces per year from 2026-2036 with successful completion of Phase 2 expansion; opportunities for mine life extension from Frank Zone and future exploration success
  Advanced pipeline of growth projects, which collectively could deliver up to 500,000 ounces of additional annual production
    Valentine Phase 2 expansion increases throughput from 2.5 Mtpa to 5 Mtpa; $414 million estimated initial capital cost for mill, infrastructure and fleet expansion, including 20% contingency, to be self funded through cash flow; construction targeted for H2 2026 following Board of Directors approval, with anticipated 24-month construction timeline
    Castle Mountain update studies ongoing; expect Federal Record of Decision during Q4 2026
    Los Filos exploration, engineering and continued dialogue with all stakeholders ongoing to evaluate restart and expansion opportunities
  Reported year-end 2025 Mineral Reserve and Mineral Resource estimates: 19.0 million ounces of Proven & Probable Reserves, 19.1 million ounces of Measured & Indicated Resources (exclusive of Reserves) and 11.1 million ounces of Inferred Resources (see March 30, 2026 Annual Information Form for more details)
  Resource expansion and discovery drilling continues across the portfolio
    Announced new high-grade Minotaur gold discovery at Valentine, 8 km north of the mill, and continued to identify consistent gold mineralization in the Frank Zone, along trend from existing Mineral Reserves

1 All Operations includes both Continuing Operations and Discontinued Operations.
2 Cash costs per oz sold, AISC per oz sold, mine-site free cash flow, adjusted net income, adjusted earnings per share, adjusted EBITDA, sustaining expenditures, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
3 Net debt calculated using cash of $363 million at March 31, 2026 and drawn debt of $440 million at April 30, 2026, excluding in-the-money convertible debentures and equipment loans. Available liquidity calculated as $363 million of cash at March 31, 2026 plus $560 million of undrawn debt on the Revolving Credit Facility at April 30, 2026.

Consolidated Operational and Financial Highlights – Operating Data

		Three months ended
Operating data	Unit	March 31, 2026	December 31, 2025	March 31, 2025
Gold produced from operating assets included in Guidance(1)	oz	181,856	222,481	182,089
Less: Gold produced from Calibre Assets before close of Calibre Acquisition	oz	—	—	(71,539)
Add: Gold produced from assets not included in Guidance(1)	oz	15,772	24,543	34,740
Gold produced - All Operations	oz	197,628	247,024	145,290
Gold produced - Continuing Operations	oz	184,155	173,278	91,460
Gold produced - Discontinued Operations	oz	13,473	73,745	53,830
Gold sold - All Operations	oz	199,217	242,392	147,920
Gold sold - Continuing Operations	oz	183,960	168,558	92,468
Gold sold - Discontinued Operations	oz	15,257	73,834	55,452
Average realized gold price - All Operations	$/oz	4,604	4,060	2,858
Average realized gold price - Continuing Operations	$/oz	4,630	4,024	2,869
Average realized gold price - Discontinued Operations	$/oz	4,285	4,140	2,841
Cash costs per oz sold - All Operations(2)(3)	$/oz	1,633	1,392	1,769
Cash costs per oz sold - All Operations, excluding Los Filos(2)(3)(4)	$/oz	1,633	1,392	1,637
Cash costs per oz sold - Continuing Operations(3)	$/oz	1,601	1,211	1,793
Cash costs per oz sold - Discontinued Operations	$/oz	2,010	1,773	1,732
AISC per oz sold - All Operations(2)(3)	$/oz	1,950	1,907	2,065
AISC per oz sold - All Operations, excluding Los Filos(2)(3)(4)	$/oz	1,950	1,907	1,979
AISC per oz sold - Continuing Operations(3)	$/oz	1,908	1,673	2,001
AISC per oz sold - Discontinued Operations	$/oz	2,452	2,397	2,168

(1)  Brazil Operations, Los Filos and Castle Mountain are excluded from the 2026 Guidance. Valentine, Los Filos and Castle Mountain were excluded from the 2025 production and cost guidance issued in June 2025 (“2025 Guidance”). References to 2025 Guidance and 2026 Guidance for the respective periods are interchangeably referred to as “Guidance”.
(2)  Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3)  Consolidated cash costs per oz sold and AISC per oz sold exclude Castle Mountain’s results after August 2024 when residual leaching commenced (see Development Projects) and Los Filos’ results after March 2025 when operations were indefinitely suspended on April 1, 2025 (see Development Projects). Consolidated cash costs per oz sold and AISC per oz sold include Valentine commencing December 2025 after the mine achieved commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(4)  Consolidated cash costs per oz sold and AISC per oz sold for Q1 2025 have been adjusted to exclude the results from Los Filos which were excluded from the 2025 Guidance.
(5)  Numbers in tables throughout this news release may not sum due to rounding.

Consolidated Operational and Financial Highlights – Financial Data

		Three months ended
Financial data	Unit	March 31, 2026	December 31, 2025	March 31, 2025
Revenue	M$	861.6	681.4	265.7
Income from mine operations	M$	438.8	342.3	18.8
Net income (loss) - All Operations	M$	310.1	197.5	(75.5)
Net income (loss) - Continuing Operations	M$	187.2	82.3	(78.5)
Net income - Discontinued Operations	M$	122.9	115.2	3.0
Earnings (loss) per share (basic) - All Operations	$/share	0.39	0.25	(0.17)
Earnings (loss) per share (basic) - Continuing Operations	$/share	0.24	0.10	(0.17)
Earnings per share (basic) - Discontinued Operations	$/share	0.16	0.15	0.01
Adjusted EBITDA - All Operations(1)	M$	527.2	579.0	141.5
Adjusted EBITDA - Continuing Operations	M$	493.0	405.1	81.4
Adjusted EBITDA - Discontinued Operations	M$	34.2	173.9	60.1
Adjusted net income (loss) - All Operations(1)	M$	234.0	272.9	(33.9)
Adjusted net income (loss) - Continuing Operations	M$	217.2	163.2	(38.2)
Adjusted net income - Discontinued Operations	M$	16.8	109.7	4.4
Adjusted EPS - All Operations(1)	$/share	0.30	0.35	(0.07)
Adjusted EPS - Continuing Operations	$/share	0.28	0.21	(0.08)
Adjusted EPS - Discontinued Operations	$/share	0.02	0.14	0.01

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	363.0	407.4	172.9
Net debt(1)(3)	M$	251.8	1,147.3	1,220.0
Operating cash flow before changes in non-cash working capital	M$	341.0	396.0	73.3

(1)  Adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)  Numbers in tables throughout this news release may not sum due to rounding.
(3)  Net debt in the MD&A and financial statements includes convertible debentures as per IFRS, whereas convertible debentures have been excluded from the highlight bullets earlier in this news release since they are in-the-money and expected to convert to equity.

Additional information regarding the Company’s financial and operating results can be found in the Company’s Q1 2026 Financial Statements and accompanying MD&A for the three months ended March 31, 2026. These documents are available for download on the Company’s website at www.equinoxgold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Conference Call and Webcast
The Company will host a conference call and webcast to discuss the results on Thursday, May 7, 2026 commencing at 7:00am PT (10:00am ET). The webcast will be available for replay on Equinox Gold’s website until November 7, 2026.

Conference call
Toll-free in U.S. and Canada: 1-833-752-3366
International callers: +1 647-846-2813
Webcast login
Equinox Gold | Financials

Annual General Meeting Details
Equinox Gold will hold its annual general meeting of shareholders (“Annual Meeting”) on Thursday, May 7, 2026 commencing at 1:30pm PT. Information regarding how to participate in the Annual Meeting has been distributed to shareholders and is also available for download at www.EquinoxGold.com/shareholder-events. Shareholders who cannot attend the Annual Meeting in person are invited to join online.

Attend in person
Suite 3500, 1133 Melville Street, Vancouver, BC
Attend online
https://meetnow.global/MFXHRPJ

About Equinox Gold
Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact
Ryan King
EVP Capital Markets
T: 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

Non-IFRS Measures

This news release cash costs, cash costs per oz sold, AISC, AISC per oz sold, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of costs allocated to by-products. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts costs allocated to by-products as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes AISC per oz sold provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended
	March 31, 2026	December 31, 2025	March 31, 2025
Operating expenses	$310.9	$239.3	$196.1
Costs allocated to by-products	(9.8)	(3.1)	(0.4)
Fair value adjustment on acquired inventories	(3.9)	(27.8)	(3.6)
Non-recurring charges recognized in operating expenses(1)	—	—	(26.1)
Pre-commercial production and development stage operating expenses(2)	(6.4)	(20.9)	(6.0)
Total cash costs - Continuing Operations	290.8	187.5	160.0
Total cash costs - Discontinued Operations(3)	30.7	130.9	96.0
Total cash costs - All Operations	$321.5	318.4	256.0

Gold oz sold - Continuing Operations	183,960	168,558	92,468
Less: gold oz sold during pre-commercial production period and development stage(2)	(2,293)	(13,667)	(3,222)
Adjusted gold oz sold - Continuing Operations	181,667	154,891	89,246
Gold oz sold - Discontinued Operations	15,257	73,834	55,452
Adjusted gold oz sold - All Operations	196,924	228,725	144,698

Cash costs per gold oz sold - Continuing Operations	$1,601	$1,211	$1,793
Cash costs per gold oz sold - Discontinued Operations	$2,010	$1,773	$1,732
Cash costs per gold oz sold - All Operations	$1,633	$1,392	$1,769

Total cash costs - Continuing Operations	$290.8	$187.5	$160.0
Sustaining capital	53.0	67.2	16.3
Sustaining lease payments	0.1	0.3	0.2
Reclamation expense	4.1	5.9	2.2
Pre-commercial production and development stage sustaining expenditures(2)	(1.4)	(1.7)	(0.2)
Total AISC - Continuing Operations	346.7	259.2	178.6
Total AISC - Discontinued Operations(3)	37.4	177.0	120.2
Total AISC - All Operations	$384.1	436.2	298.8

AISC per gold oz sold - Continuing Operations	$1,908	$1,673	$2,001
AISC per gold oz sold - Discontinued Operations	$2,452	$2,397	$2,168
AISC per gold oz sold - All Operations	$1,950	$1,907	$2,065

(1)  Non-recurring charges recognized in operating expenses relates to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)  Consolidated cash cost per oz sold and AISC per oz sold exclude Castle Mountain results after August 31, 2024 when residual leaching commenced, Los Filos results after March 31, 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine results for the period prior to December 2025 after the mine achieved commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)  See table below.

The following table provides a reconciliation of total cash costs and AISC from Discontinued Operations:

$’s in millions	Three months ended
	March 31, 2026	December 31, 2025	March 31, 2025
Discontinued Operations:
Operating expenses	$31.8	$131.6	$96.5
Less: costs allocated to by-products	(1.2)	(0.7)	(0.5)
Total cash costs	30.7	130.9	96.0
Sustaining capital	5.6	40.4	21.2
Sustaining lease payments	0.9	3.3	1.7
Reclamation expense	0.3	2.3	1.3
Total AISC	$37.4	$177.0	$120.2

Sustaining Capital and Sustaining Expenditures
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for Continuing Operations:

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Capital additions to mineral properties, plant and equipment(1)	$167.4	$276.2	$92.7
Less: Non-sustaining capital at operating sites	(102.4)	(69.1)	(41.1)
Less: Non-sustaining capital associated with pre-commercial production period and development projects(3)	(3.3)	(72.6)	(1.7)
Less: Sustaining capital associated with pre-commercial production period and development projects(3)	—	(0.4)	—
Less: Non-cash additions(2)	(3.1)	(26.5)	(12.4)
Sustaining capital - All Operations	58.6	107.6	37.5
Sustaining capital - Discontinued Operations(4)	5.6	40.4	21.2
Sustaining capital - Continuing Operations	$53.0	$67.2	$16.3

Sustaining capital - All Operations	$58.6	$107.6	$37.5
Add: Sustaining lease payments	1.0	3.6	1.8
Add: Sustaining reclamation expense	4.4	8.2	3.5
Less: Sustaining expenditures associated with pre-commercial production period and development projects(3)	(1.4)	(1.7)	—
Sustaining expenditures - consolidated	62.6	117.7	42.8
Sustaining expenditures - operating mine sites - Discontinued Operations(4)	6.7	46.1	24.2
Sustaining expenditures - operating mine sites - Continuing Operations	$55.9	$71.6	$18.6

(1)  Per note 6 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)  Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.
(3)  Relates to Castle Mountain after August 2024 when residual leaching commenced, Los Filos after March 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine for the period prior to December 2025 after the mine achieved commercial production.
(4)  See table below.

The following table provides a reconciliation of sustaining capital and sustaining expenditures from Discontinued Operations:

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Discontinued Operations:
Capital additions to mineral properties, plant and equipment	$6.4	$50.4	$35.3
Less: Non-sustaining capital	(0.6)	(8.8)	(8.0)
Less: Non-cash additions	(0.1)	(1.2)	(6.2)
Sustaining capital	5.6	40.4	21.2
Add: Sustaining lease payments	0.9	3.3	1.7
Add: Sustaining reclamation expense	0.3	2.3	1.3
Sustaining expenditures - operating mine sites	$6.7	$46.1	$24.2

Total Mine-Site Free Cash Flow
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Operating cash flow before non-cash changes in working capital	$341.0	$396.0	$73.3
Fair value adjustments on acquired inventories	3.9	27.8	3.6
Non-recurring charges recognized in operating expenses(1)	—	—	26.1
Operating cash flow used by non-mine site activity(2)	237.9	182.0	39.9
Cash flow from operating mine sites - All Operations	$582.7	$605.7	$142.9
Cash flow from operating mine sites - Discontinued Operations(3)	$20.7	$181.6	$51.7
Cash flow from operating mine sites - Continuing Operations	$562.0	424.1	91.2

Cash flow from operating mine sites - All Operations	$582.7	$605.7	$142.9
Less: Capital expenditures from operating mine sites
Mineral property, plant and equipment additions	167.4	276.2	92.7
Capital expenditures relating to pre-commercial production and development projects, corporate and other non-cash additions	(6.4)	(99.9)	(14.1)
Less: Capital expenditure from operating mine sites - All Operations	161.0	176.3	78.6
Less: Lease payments related to non-sustaining capital items	6.2	10.2	4.8
Less: Non-sustaining exploration expense	6.6	3.8	1.8
Total mine-site free cash flow before changes in working capital - All Operations	$408.9	$415.4	$57.7
Total mine-site free cash flow before changes in working capital - Discontinued Operations(3)	$14.5	$132.3	$22.5
Total mine-site free cash flow before changes in working capital - Continuing Operations	$394.3	$283.1	$35.1

Increase in non-cash working capital - All Operations	(104.2)	(3.6)	(18.8)
Total mine-site free cash flow after changes in non-cash working capital - All Operations	$304.7	$411.8	$38.8

(1)  Non-recurring charges recognized in operating expenses for the year ended December 31, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)  Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.
(3)  See table below.

The following table provides a reconciliation of mine site free cash flow after changes in working capital from Discontinued Operations:

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Discontinued Operations:
Operating cash flow before non-cash changes in working capital	$20.7	$181.6	$51.7
Less: Capital expenditures from operating mine sites	6.2	49.3	29.2
Total mine site free cash flow before changes in working capital	14.5	132.3	22.5
Increase in non-cash operating working capital	(17.9)	(9.0)	(11.2)
Total mine site free cash flow after changes in working capital	$(3.3)	$123.3	$11.4

EBITDA and Adjusted EBITDA
The following tables provide the calculation of EBITDA and adjusted EBITDA, as calculated by the Company:

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Continuing Operations:
Net income (loss) - Continuing Operations	$187.2	$82.3	$(78.5)
Income tax expense	126.8	93.4	9.0
Depreciation and depletion	116.1	104.8	50.9
Finance costs	31.7	39.5	46.4
Finance income	(4.2)	(3.6)	(1.8)
EBITDA - Continuing Operations	$457.6	$316.4	$26.0
Non-cash share-based compensation	1.8	0.9	2.8
Unrealized (gain) loss on gold contracts	(10.9)	5.1	27.1
Unrealized (gain) loss on foreign exchange contracts	10.9	4.4	(34.3)
Unrealized foreign exchange (gain) loss	(8.8)	(4.6)	(2.0)
Change in fair value of Greenstone Contingent Consideration	4.1	11.7	15.0
Change in fair value of 2025 Convertible Notes conversion option	1.7	10.6	—
Change in fair value of Equinox warrant liability	(2.0)	10.7
Loss on extinguishment of debt	32.6	—	—
Other (income) expense	1.7	20.8	2.0
Transaction and integration costs	0.3	1.4	3.3
Fair value adjustments on acquired inventories	3.9	27.8	3.6
Non-recurring charges recognized in operating expense(1)	—	—	28.6
Non-recurring charges recognized in care and maintenance expense	—	—	9.4
Adjusted EBITDA - Continuing Operations	$493.0	$405.1	$81.4
Adjusted EBITDA - Discontinued Operations(2)	$34.2	$173.9	$60.1
Adjusted EBITDA - All Operations	$527.2	$579.0	$141.5

(1)  Non-recurring charges recognized in operating expenses for the three months ended March 31, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)  See table below.

The following table provides a reconciliation of adjusted EBITDA from Discontinued Operations:

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Discontinued Operations:
Net income	$122.9	$115.2	$3.0
Income tax expense	9.1	36.4	1.7
Depreciation and depletion	—	35.2	46.6
Finance costs	0.4	1.6	1.9
Finance income	—	(0.5)	(0.3)
EBITDA - Discontinued Operations	$132.5	$187.9	$52.9
Non-cash share-based compensation	—	0.1	0.1
Unrealized foreign exchange (gain) loss	7.2	(5.6)	8.0
Gain on sale of Brazil Operations	(105.6)	—	—
Other (income) expense	0.1	(8.4)	(0.9)
Adjusted EBITDA - Discontinued Operations	$34.2	$173.9	$60.1

Adjusted Net Income and Adjusted EPS
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended
$’s and shares in millions	March 31, 2026	December 31, 2025	March 31, 2025
Net income (loss) attributable to Equinox Gold shareholders - continuing operations	$187.2	$82.3	$(78.5)
Add (deduct):
Non-cash share-based compensation	1.8	0.9	2.8
Unrealized (gain) loss on gold contracts	(10.9)	5.1	27.1
Unrealized loss (gain) on foreign exchange contracts	10.9	4.4	(34.3)
Unrealized foreign exchange gain	(8.8)	(4.6)	(2.0)
Change in fair value of Greenstone Contingent Consideration	4.1	11.7	15.0
Change in fair value of 2025 Convertible Notes conversion option	1.7	10.6	—
Change in fair value of warrant liability	(2.0)	10.7	—
Loss on extinguishment of debt	32.6	—	—
Other expense	1.7	20.8	2.0
Transaction costs	0.3	1.4	4.1
Fair value adjustments on acquired inventories	3.9	27.8	3.6
Non-recurring charges recognized in operating expense(1)	—	—	28.6
Non-recurring charges recognized in care and maintenance expense	—	—	9.4
Non-recurring charge recognized in tax expense	(1.2)	0.1	(14.8)
Income tax impact related to above adjustments	(5.6)	(2.4)	0.5
Unrealized foreign exchange loss (gain) recognized in deferred tax expense	1.4	(5.4)	(1.6)
Adjusted net income (loss) - Continuing Operations	$217.2	$163.2	$(38.2)
Adjusted net income - Discontinued Operations(2)	16.8	109.7	4.4
Adjusted net income (loss) - All Operations	$234.0	$272.9	$(33.9)

Basic weighted average shares outstanding	788.6	786.1	455.7
Diluted weighted average shares outstanding	825.8	794.7	455.7

Adjusted EPS - Continuing Operations
Per share - basic ($/share)	$0.28	$0.21	$(0.08)
Per share - diluted ($/share)	$0.26	$0.21	$(0.08)
Adjusted EPS - Discontinued Operations
Per share - basic ($/share)	$0.02	$0.14	$0.01
Per share - diluted ($/share)	$0.02	$0.14	$0.01
Adjusted EPS - All Operations
Per share - basic ($/share)	$0.30	$0.35	$(0.07)
Per share - diluted ($/share)	$0.28	$0.34	$(0.07)

(1)  Non-recurring charges recognized in operating expenses for the three months ended March 31, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)  See table below.

The following table provides a reconciliation of adjusted net income from Discontinued Operations:

	Three months ended
$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Discontinued Operations:
Net income attributable to Equinox Gold shareholders - Discontinued Operations	$122.9	$115.2	$3.0
Add (deduct):
Non-cash share-based compensation	—	0.1	0.1
Unrealized foreign exchange loss (gain)	7.2	(5.6)	8.0
Gain on sale of Brazil Operations	(105.6)	—	—
Other expense (income)	0.1	(8.4)	(0.9)
Income tax impact related to above adjustments	(1.2)	2.1	(0.8)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(6.7)	6.3	(5.1)
Adjusted net income - Discontinued Operations	$16.8	$109.7	$4.4

Net Debt
A reconciliation of net debt is provided below.

$’s in millions	March 31, 2026	December 31, 2025	March 31, 2025
Current portion of loans and borrowings	$29.1	$181.3	$136.9
Non-current portion of loans and borrowings	585.6	1,373.4	$1,256.0
Total debt	614.7	1,554.7	$1,392.9
Less: Cash and cash equivalents (unrestricted)	(363.0)	(407.4)	$(172.9)
Net debt	$251.8	$1,147.3	$1,220.0

Cautionary Notes and Forward-looking Statements

This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release includes: the Company’s strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; anticipated 2026 production and cost guidance; expectations for Greenstone and Valentine operations, including achieving design capacity; potential future mining opportunities around Valentine; receipt of required approvals and permits and effectiveness of the FAST-41 designation for Castle Mountain Phase 2; realization of the contingent cash consideration from the Brazil operations sale; and the Company’s ability to restart operations at Los Filos and the construction of a CIL plant.

Forward-looking Information is typically identified by words such as “believe”, “will”, “achieve”, “grow”, “plan”, “expect”, “estimate”, “anticipate”, “target”, “advance”, “increase”, and similar terms, including variations like “may”, “could”, or “should”, or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them.

Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of exploration, production, cost and development goals; achieving design capacity at Greenstone and Valentine operations; timely execution of the Castle Mountain permitting; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; statements relating to the distribution of dividends to shareholders of the Company; the periodic review of, and changes to, the Company’s dividend policy; the declaration and payment of future dividends; successful long-term agreements with Los Filos communities and management of suspended operations; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of new permits and regulatory approvals; geopolitical stability; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section “Risk Factors” in the Company’s MD&A dated February 20, 2026 for the year ended December 31, 2025, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

Technical Information
The scientific and technical information contained in this news release was approved by Matthew MacPhail, P.Eng., Senior Vice President Business Planning and Technical Services for Equinox Gold and a “Qualified Person” under National Instrument 43-101.